2040 Energy, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

Unaudited

2040 Energy, Inc.
Balance Sheet

Balance Sheet					As of Dec 31, 2024		As of Dec 31, 2023	
Assets								
	Current assets:							
		Cash and cash equivalents			$	28,290	$	17,992
		Accounts receivable			$	-	$	-
		Prepaid expenses and other assets			$	-	$	-
		Total current assets			$	28,290	$	17,992
		Property and equipment - net			$	-	$	-
		Total assets			$	28,290	$	17,992
Liabilities and Stockholders' Equity								
	Current liabilities:							
		Accounts payable			$	-	$	-
		Accrued expenses			$	-	$	-
		Deferred revenue and other liabilities			$	12,000	$	9,000
		Total current liabilities			$	12,000	$	9,000
		Convertible notes (if any)			$	-	$	-
		Other long term liabilities			$	54,246	$	52,085
		Total liabilities			$	66,246	$	61,085
	Stockholders' Equity:							
		Total value of common stock issued			$	88	$	88
		Total value of preferred stock issued			$	-	$	-
		SAFE - future equity obligation			$	175,850	$	40,000
		Additional paid-in capital			$	69,993	$	69,993
		Retained Earnings			$	(283,887)	$	(153,173)
		Total stockholders' equity:			$	(37,956)	$	(43,092)
		Total liabilities and stockholders' equity:			$	28,290	$	17,992

Unaudited

2040 Energy, Inc.
Income Statement

Income Statement						Year Ended Dec, 2024	Year Ended Dec, 2023
		Revenue - net				$ -	$ 94,668
		Cost of revenue				$ -	$ -
			Gross profit/loss			**$ -**	**$ 94,668**
		Operating expenses				$ 131,553	$ 142,829
			Operating profit/loss			**$ (131,553)**	**$ (48,161)**
		Other income/expense				$ 840	$ (933)
-			Net profit/loss			**$ (130,713)**	**$ (49,094)**

Unaudited

2040 Energy, Inc.
Statement of Cash Flows

Statement of Cash Flows							Year Ended Dec, 2024	Year Ended Dec, 2023
		Cash flows from operating activities					$ (125,552)	$ (38,009)
		Cash flows from financing activities					$ 135,850	$ -
		Cash flows from investing activities					$ -	$ -
		Cash at beginning of period					$ 17,992	$ 56,001
		Net increase/decrease in cash					**$ 10,298**	**$ (38,009)**
		Cash at the end of period					**$ 28,290**	**$ 17,992**

Unaudited

2040 Energy, Inc.
Statement of Changes in Equity

Statement of Changes in Equity						Year Ended Dec, 2024	Year Ended Dec, 2023
		Opening Balance				$ (43,092)	$ 6,002
			Net profit/loss			$ (130,713)	$ (49,094)
			Stock Issued			$ -	$ 7
			Preferred Stock Issued			$ -	$ -
			SAFE Issued			$ 135,850	$ (70,000)
			Additional Paid-In Capital			$ -	$ 69,993
		Ending Balance				$ (37,955)	$ (43,092)

Unaudited

2040 Energy Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023 ($USD)

1. ORGANIZATION AND PURPOSE

2040 Energy, Inc. ("the Company") was formed in Delaware on March 25, 2021, with headquarters located in Bloomington, Minnesota. The Company specializes in developing and producing innovative heating solutions, particularly focusing on a new type of air-source heat pump designed for homes and small commercial/multifamily buildings. Unlike traditional heating methods reliant on fossil fuels, the Company's heat pumps will operate on clean electricity, aligning with environmentally sustainable practices. The specific design of the heat pump caters to homes equipped with hot water radiators, providing an efficient alternative to forced-air heating systems.

The Company's revenue model will center on the sale of these heat pumps and associated services, initially targeting homeowners (B2C) and later expanding to include installers (B2B). With a target market spanning across the United States and Canada, the Company aims to establish itself as a leading provider of eco-friendly heating solutions.

In 2024, 2040 Energy, Inc. launched a crowdfunding campaign under Regulation CF as part of its capital-raising efforts. As of the end of 2024, this campaign was ongoing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Unaudited

Fair Value of Financial Instruments

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $17,992 and $28,290 in cash as of December 31, 2023 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue by producing and selling its proprietary heat pumps, tailored for homes and small commercial/multifamily buildings with hot water radiators. Its revenue model focuses on direct sales to homeowners (B2C) initially, later expanding to include installers (B2B).

As of December 31, 2024, the Company had not commenced full-scale operations and consequently had not generated any sales revenue. However, it had already begun offering "reservations," allowing customers to secure first priority for the product for a certain amount of deposit. The company had $12,000 in unearned revenue as of December 31, 2024, in respect to these customer reservations.

Other Income

In 2022, the company won two grants: $21,000 from Launch Minnesota and $75,000 from NextCorps/NYSERDA. These grants began paying out in 2022. $94,668 was collected from these grants in 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses primarily consist of computer & internet fees, research & development expenses, professional fees, traveling & shipping costs, and other miscellaneous expenses.

Unaudited

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, forthose tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, its policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years have been open since the Company's inception.

The Company had already filed its tax returns as of December 31, 2023, and as of December 31, 2024, it was still in the process of filing its tax returns for the year 2024.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had outstanding loans payable in the amount of $50,000, which represented the sum loaned to the company by the CEO's father. This loan was evidenced by an Unsecured Promissory Note dated December 29, 2022. Interest for this loan started accruing on February 1, 2023, to be paid together with the principal amount upon maturity. As of December 31, 2023, accrued interest amounted to $2,085. As of December 31, 2024, accrued interest amounted to $4,246.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

Unaudited

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.